UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _________ )*

Issuer Direct Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46520M204
(CUSIP Number)

SorinRand LLP, 515 Madison Ave, 13th Floor, New York, NY 10022, (212) 600 - 2085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chancellor Capital Fund, LP; 27-1821036
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 137,057
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 137,057
9.	Aggregate Amount Beneficially Owned by each Reporting Person 137,057
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46520M204	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chancellor Capital Partners, LLC; 27-1818139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 137,057
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 137,057
9.	Aggregate Amount Beneficially Owned by each Reporting Person 137,057
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46520M204	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chancellor Capital Management, LLC; 27-1818196
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 137,057
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 137,057
9.	Aggregate Amount Beneficially Owned by each Reporting Person 137,057
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46520M204	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric Weinstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 137,057
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 137,057
9.	Aggregate Amount Beneficially Owned by each Reporting Person 137,057
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer Issuer Direct Corporation

(b)	Address of Issuer’s Principal Executive Offices
500 Perimeter Park Drive – Suite D Morrisville, NC 27560

Item 2.

(a)
Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”).

Chancellor Capital Fund, LP, a Delaware limited partnership (“Chancellor Fund”), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

Chancellor Capital Partners, LLC, a Delaware limited liability company, (“Chancellor Partners”), serves as the general partner of Chancellor Fund, with respect to shares of Common Stock directly held by Chancellor Fund;

Chancellor Capital Management, LLC, a Delaware limited liability company, (“Chancellor Management”), which serves as investment manager to, and has investment discretion over the securities held by, Chancellor Fund, with respect to shares of Common Stock directly held by Chancellor Fund;

Mr. Eric Weinstein (“Mr. Weinstein”), who is the Managing Member of Chancellor Management and Chancellor Partners, with respect to shares of Common Stock directly held by Chancellor Fund.

Chancellor Fund, Chancellor Partners, Chancellor Management, and Mr. Weinstein are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of the Principal Office or, if none, residence 182 Nassau St. – Suite 204 Princeton, NJ 08542

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 46520M204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Chancellor Capital Fund, LP
a.	Amount beneficially owned: 137,057
b.	Percent of class: 7.1%
c.	Number of shares as to which such person has:
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 137,057
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 137,057
B.	Chancellor Capital Partners, LLC
a.	Amount beneficially owned: 137,057
b.	Percent of class: 7.1%
c.	Number of shares as to which such person has:
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 137,057
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 137,057
C.	Chancellor Capital Management, LLC
a.	Amount beneficially owned: 137,057
b.	Percent of class: 7.1%
c.	Number of shares as to which such person has:
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 137,057
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 137,057
D.	Eric Weinstein
a.	Amount beneficially owned: 137,057
b.	Percent of class: 7.1%
c.	Number of shares as to which such person has:
i.	Sole power to vote or direct the vote: 0
ii.	Shared power to vote or direct the vote: 137,057
iii.	Sole power to dispose or direct the disposition: 0
iv.	Shared power to dispose or direct the disposition: 137,057

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2012
Date

/s/ Eric Weinstein
Signature

Eric Weinstein,
individually and as managing member of: (i) Chancellor Capital Partners, LLC, for itself and as the general partner of Chancellor Capital Fund, LP; and (ii) Chancellor Capital Management, LLC, for itself and as the investment manager of Chancellor Capital Fund, LP

Name/Title

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

May 31, 2012
Date

/s/ Eric Weinstein
Signature

Eric Weinstein,
individually and as managing member of: (i) Chancellor Capital Partners, LLC, for itself and as the general partner of Chancellor Capital Fund, LP; and (ii) Chancellor Capital Management, LLC, for itself and as the investment manager of Chancellor Capital Fund, LP

Name/Title